Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

An audio replay from a live streamed presentation at the 2019 Electrical Products Group Conference will be made available on the Ingersoll-Rand plc website on May 23, 2019. The following is an excerpt of the transcript of the audio replay:

Company Name: Ingersoll-Rand Inc. (IR)
Event: 2019 Electrical Products Group Conference
Date: May 20, 2019

<<Joe Ritchie, Goldman Sachs>>

Okay. Great. Thanks, we’re ready to get started. So, our next presentation is Ingersoll-Rand, obviously, a lot of stuff’s going on. We have the Chairman and CEO, Michael Lamach, who has been with Ingersoll since 2004.

Mike, I know you’ve got some prepared comments. So, why don’t you just take it away?

<<Michael W. Lamach, Chairman & Chief Executive Officer>>

It’s great to be here again. We’ve been busy for the last few weeks and this is a perfect opportunity to be with you today to talk about what we’ve been doing. And I’m going to talk maybe five minutes with some prepared comments and open up to questions.

So, one of the things that we’ve been busy with and excited to have the opportunity to discuss today with you is a recent announcement the Ingersoll-Rand and Gardner Denver did reach a definitive agreement to partner on a very transformative transaction that we believe unlocks a lot of value for shareholders. And we’ll talk about that in more detail here in a minute.

About an hour after we made that announcement, we also have the opportunity to share strong first quarter results with you. We kicked off the year on a high note posting top-tier revenue growth, margin expansion and EPS growth. And it gave us confidence to raise our full-year 2019 EPS guidance to the high end of the previous range that we gave you in January. We don’t generally do that in the first quarter, but really strong bookings and backlog really have added to that confidence.

So, both of these announcements were enabled by a strong execution of our business strategy is squarely focused on the strong secular tailwinds that are driving the world toward greater energy efficiency, productivity and environmental sustainability overtime. We excel at reducing the energy intensity in buildings and industrial processes, reducing greenhouse gas emissions, reducing waste of food and other perishable goods as we also excel in our ability to generate productivity for our customers all enabled by technology. Over the past 10 years we’ve built a world-class business operating system across the company, and we’ll continue to make that a hallmark of what we do.

Our business operating system drives operational excellence and enables us to consistently deliver high strong top line growth incremental margins and free cash flow, and our experienced management team and high-performance culture makes that performance sustainable over time. With respect to capital allocation, we maintain a balanced but dynamic strategy, where we expect to consistently deploy 100% of excess cash over time.

First and foremost, we invest heavily in our businesses to strengthen the core and improve our franchise brands. We feel like we have an advantage today. We want to make sure we continue investing long term. An investment in innovation, growth and productivity will always be the first thing we do. Second, our commitment to paying a strong and growing dividend remains unchanged. And third, we consistently invest in value-accretive M&A and share repurchases. We’ve got a strong track record, now we’re deploying cash flow over time, and you can expect this will continue going forward.

Turning to Slide 5. As I mentioned earlier, we announced that Ingersoll Rand will be separating its Industrial business, including our recent acquisition of Precision Flow Systems by way of a spin-off and then combining with Gardner Denver to create a stronger, more diversified global leader in emission-critical flow creation and industrial technologies. At the same time, we’re maintaining the current Ingersoll Rand Climate segment to create the premier pure play climate control business in the world. We believe this transaction will enable us to unlock significant value for shareholders.

Our Climate control business has consistently delivered, over time, top-tier performance, but we see tremendous runway to continue to raise the bar through sharpened focus, simplification and prioritization of our investments. We see this as a once-in-a-lifetime opportunity to architect our company’s structure from the ground up that will enable us to be aspirational in our goals across the company, and we’re going to take full advantage of that opportunity.

We also believe our shareholders will benefit from the 50.1% ownership of the newly combined stronger industrial company, including approximately $250 million in expected run rate synergies. Additionally, Ingersoll Rand will receive $1.9 billion in cash in conjunction with the transaction, which enhances our capital allocation optionality.

Turning to Slide 6. I want to spend just a few minutes on the secular mega trends that underpin our climate strategy. The world is becoming warmer and more urbanized and resource-constrained. These secular trends are powerful, and our business strategy presents excellent opportunities for us to have a significant impact on solving these complex issues and in so, delivering differentiated financial results for our shareholders.

As a pure play Climate control company, all of our solutions for buildings, homes and transportation directly address these global mega trends, reducing greenhouse gas emissions and energy intensity, while increasing access to products and services that enhance well-being. Like safe and healthy perishable foods, life-saving medicines and comfort cooling. We are empowering our customers to address their sustainability goals and improve their own operations with controls technology, predictive analytics and strong service offerings.

In fact, last week, we were pleased to announce our 2030 sustainability goals, which helped - target helping our customers reduce their carbon footprint by 1 gigaton by 2030. To give you a sense for how big a gigaton is, it’s equivalent to the annual emissions of Italy, France and the United Kingdom combined. This is all based on technology that we have brought to the market over the past few years.

Turning to Slide 7. We wanted to provide you the quick snapshot of how the new Climate company pure play will look. As you could see, this will be one of the premier climate control companies in the world with global reach and a high mix of aftermarket recurring revenues. Let’s go to Slide 8. The fundamentals for our Climate business are expected to remain strong post-closing of the transaction. Importantly, as we move forward with our strategy, we expect to eliminate $100 million of stranded costs by the end of 2021 through business simplification and complexity reduction.

Free cash flow is expected to remain strong, at equal to or greater than 100% of net income, with similar working capital requirements of 3% to 4% of revenue and a CapEx-wide structure. We’ll get into more detail as we move forward with transaction, but healthy operating margin expansion and EPS flow-through remain hallmarks of our business strategy, that will not change.

Additionally, I’d like to highlight that we expect to maintain our annualized dividend of $2.12 a share for ClimateCo post-closing and through 2020. Looking forward to 2021 and beyond, we expect to raise the dividend with earnings growth, consistent with our long-standing capital deployment priorities.

Let’s go to Slide 9. This is an illustrative pro forma view of our stand-alone Climate business if the deal is completed and stranded costs were mitigated in 2019. When combined with the deployment of the $1.9 billion in cash we’ll receive, we expect to see very healthy EPS accretion.

Let’s go to Slide 11, and shift our attention to 2019. Highlighted at the outset, we’re off to strong start based on first quarter results. In the quarter, we delivered organic revenue growth of 8%, adjusted margin expansion of 90 basis points and adjusted EPS growth of 27%. We also delivered strong underlying bookings, growth in our major businesses with continued healthy end markets. We do continue to monitor geopolitical uncertainties related to both Brexit in Europe and obviously, rising tariff and trade war concerns related to China.

We continue to effectively manage inflation and tariff exposure. In quarter one, we delivered 70 basis points price versus cost, contributing to our overall 90 basis points of margin expansion. And lastly, while still early in the year, we remain bullish on achieving our 2019 guidance. As I mentioned early, we raised our adjusted EPS to the high end of the previous range on our Q1 earnings call.

Let’s go to Slide 12, and the most important thing I want to share with you on Slides 12 and 13 on our markets is that our outlook for key business segments is fundamentally unchanged from where we gave guidance in January. We haven’t seen anything that would cause us to change our outlook for the year at this time. And this slide and the next will provide additional color for your reference.

Let’s go to Slide 14. We remain committed to our dynamic capital allocation strategy that consistently deploys 100% excess cash to the opportunities that earn the highest returns for shareholders. Our capital deployment decisions through April are consistent with our deployment priorities. In the first quarter, after reinvesting in the business, we deployed approximately $380 million between dividends and share repurchases. We also announced the significant M&A deals I discussed earlier, which are expected to unlock significant value for shareholders moving forward.

Let’s go to Slide 15. And in closing, I’d just say that we’re excited about the opportunity to unlock significant shareholder value through the transaction with Gardner Denver and looking forward to another strong year in 2019 for Ingersoll Rand. And with that, both Sue and I will be happy to take your questions.

Q&A

<Q>: Michael, so I thought your commentary last week in a conference around the complexity of projects increasing - size of projects increasing, margin profile commensurate with those changes. Any other commentary that you can provide us around those key dynamics and what you’re seeing across, obviously, your Applied business?

<A - Michael W. Lamach>: Yes. So things are a bit different this time around. And what we’re seeing is that you’ve got the secular tailwind around regulations, around greenhouse gas emissions. You’ve got a sense of a lot of our customers looking for energy redundancy. So some are coming off of the grid or just want some sort of parallel power and storage capability. We’re seeing larger contracts than we’ve seen in the past, as a result of that, it’s a little bit lumpier.

But the visibility there is excellent and the pipeline of our - of projects looks strong going into 2024 for - at this point of time. So I also had a theory, I don’t know if there’s really been a lot of research on this but I can tell you on the ground, how it feels is the projects are taking longer for our customers of contract just to complete. There’s just not access to the skill trades that there was before the last downturn. So think about welders, machinists, talking about carpenters, electricians, pipe fitters, sheet metal workers, fewer of them, and so projects are extending. And I think it probably takes the cycle and extends it as well going into the future.

<Q>: Mike, I think at Joe’s conference, you also mentioned about China, that you had hit - I’ll wait for a second.

<A - Michael W. Lamach>: Go ahead.

<Q>: Analyst So I think…

<A - Michael W. Lamach>: I can listen anyway.

<Q>: Exactly. So I think in China, you had mentioned that you had hit almost 60% attachment rate, which was pretty early versus - we all know that you’ve been very focused on the direct strategy there. Can you maybe talk about why the attachment has been so good. And if you can get it up to that sort of 80%-plus rate that you can do in developed market, and maybe it’s less cyclical than people have thought that…

<A - Michael W. Lamach>: Well, I tell you what. We talk a lot about OpEx, but inside OpEx, in the operating system of the company, you’ve got elements of product management excellence, we’ve got sales excellence, pricing excellence, different pieces of that. But the sales excellence, the sales and management components have really been the highlight here. And it was a very sophisticated attachment plan, down to what we’re expecting by territory, by piece of equipment, by sales person, how many calls a day, right down to sort of tracking that on a weekly - managed by weekly improvement board by sales person.

And it’s really applying something that normally you wouldn’t see on the commercial end - to the commercial end of the business and having great results. And so it’s really strong execution against the plan that I commented - first quarter was 57% attachment rate in China, and I can remember, even five to eight years ago, it would’ve been in the teens. So over the last 1.5 years it’s been outstanding. And I think it will be 80% plus over the next five years for sure.

<Q>: And then sometimes when companies put out goals, like they put out a 2030 goal, you - maybe you roll your eyes or something. But with you guys, when you put out goals, it seems like you do achieve that. And so like when you put out this goal, you talked about sort of older technologies that you’ve already come out with, but we know you’re working on newer technology. So how much of this is sort of moving the needle with the product growth teams and coming out with these new technologies that’s going to drive you to that 2030 goal?

<A - Michael W. Lamach>: Yes. Well, first of all, the 2020 sustainability goals that we have for the company, we achieved most of them in 2018. So we were ecstatic about that and want to set the bar to a greater extent there. We also have similar internal views, what we’re trying to do, we want to see the company be carbon-neutral by 2030. We actually want to give back more water than we use by 2030 in our plants and operations, just to name a few. We’re also looking beyond operations, we’re thinking about the culture of the company, we’ve committed to gender parity of management by 2030 and so on so forth.

So it’s really holistic view about the company and what the purpose of the company is over the long run. And that shows up in the engagement reports that we’re doing annually. We’re top decile, sometimes we’re the benchmark manufacturing company out there, where people feel committed to the purpose of the company, reducing greenhouse gas emissions in the world. The pure play climate focus actually enhances that because that’s truly really a refrigeration climate play that we have to be able to do that. So all this along with - just where we deploy goals in the company and the management systems that we’ve put in place over the years have just created a strong culture on execution to support that vision.

So it’s hard to put like 10 years of work into the answer of that question, but I can tell you that it was about 10 years of work to get to a point where I feel like it’s a bit of a virtuous cycle. And great people, they’re highly engaged, with a great customer experience, great customer experiences raised margins and share and that translates to what you all are seeing over the last decade, which is top quartile - actually for the top TSR from an industrial company over that period of time.

<Q - Clifford F. Ransom>: Cliff Ransom. I thought you’d promised that you’d never use the phrase cold chain again, but safe and refrigerated food, sounded like it’s very close. You’re not slipping are you?

<A - Michael W. Lamach>: The cold chain is a real thing. I didn’t say it, Cliff, you did. I said, perishable foods and pharmaceuticals. There’s just not a single buyer for the cold chain. So when you think about commercializing the cold chain, it’s important to understand who the buyer is, what the technologies are and how to get it to market. So in effect, we’re getting the pieces of the cold chain that we can be the leaders and most effective in.

<Q - Clifford F. Ransom>: When you do this transaction with Gardner Denver, can you describe, you don’t have to go into the specific people, but how did you negotiate who was leaving Ingersoll to go with the new company?

<A - Michael W. Lamach>: Well, its people in our existing Industrial business layer are going, and they’re working with Vicente in structuring the deal to understand how that would work. And I think that the way we landed was the first couple levels of management, it’s pretty well 50-50 across the company. And that makes sense. He’s done a great job with an operating system there. I think that there’s a strong operating system at Ingersoll Rand. I think putting the two together makes even a stronger company.

<Q - Clifford F. Ransom>: Last very quick question. Do you intend to do the same kind of equity distribution to the ex-Ingersoll people that they did when they brought Gardner Denver public from private hands?

<A - Michael W. Lamach>: Well, it’s probably a bigger question than do we get people equity. It’s - what’s the existing equity ownership of our people today, which is more than half, okay? And then from there, we think about how does that drive high employee engagement. We have enormously high employee engagement. One of the things we’ve done is we’ve made sure that we’re preparing our people for today and for retirement.

So a lot of what we do is making sure that our employees are diversified enough as well too. So I’m not saying that I don’t agree, I do, I think that they’ve been successful with what they’ve done. I think our strategy at Ingersoll Rand is a little bit different as it relates to engagement. And I think what both companies are trying to do is drive high engagement, and I support both ideas for driving high engagement. Believe me, if that drove high - if that drove engagement off of where it is today for us, we’d be issuing equity too, right?

<Q>: Mike, dialing it back from 2030 to May 20th, how is the resi season kind of going here so far, April and May, just as a start? And also just an update on what you see for Thermo King, the orders there so far this quarter?

<A - Michael W. Lamach>: Yes. I would say that going back to quarter one, we really saw strength coming out of the fourth quarter in resi and then we saw it sequentially building January, February and March. So I know that the weather hasn’t cooperated, but we really didn’t see anything unusual, yet we saw strong growth, kind of high single-digit growth in resi through the quarter, and we’re not really hearing complaints today coming out of resi at this point.

<Q>: So for April?

<A - Michael W. Lamach>: Pardon me?

<Q>: April?

<A - Michael W. Lamach>: Yes. No change. The trends continue to be strong.

<Q>: Then one more question just on like commercial market structure.

<A - Michael W. Lamach>: Transport. You want to ask for transport?

<Q>: Yes, sure. Why not?

<A - Michael W. Lamach>: Yes, you asked about that. So just to give you a sense for it, we’re booked out really about 1.5 years, auxiliary power units in North America, we’re booked out a little over a year with trailer units. We can build and ship anything within 10 days, but it’s really a customer bottlenecks up around either trailers or around Class 8 tractors. So that was one of the reasons why I think we felt good about raising guidance at quarter one was we just don’t get 1 year, 1.5 years visibility in North America on Thermo King, and we did this year.

<Q>: And then just one question on market structure. The JCI guy has the same question. How do you look at the market structure of commercial HVAC? Are there many different verticals where there are different solutions for those verticals, therefore, you can kind of tell them apart that it’s not just the big three in the U.S? Or is it pretty much consolidated as we all look at it from a high-level investor…

<A - Michael W. Lamach>: No, it’s an enormous data cube is the best way to think about it. And how we would attack that would be through product growth teams that are looking at various segments for the market.

<Q>: On this question of stranded cost, can you give us a sense of how much of it is just perhaps, unallocated corporate costs that you got to deal with Industrial gone versus kind of Industrial inefficiencies you might have where you’re jointly machining? And is this something you can get - I’m sure you’re going try to get a running start on, but is this something you could kind of put to bed even before you get to split or it’ll just carry on beyond that?

<A - Michael W. Lamach>: Yes. Let me give you a bit of a higher-level answer, let me have Sue give you some detail on this. But I tell you, first of all, the level of integration we’ve done across the company, the $150 million to $200 million to take it apart and the dyssynergies around that, they’re real. We’ve got a lot to do whether it’s procurement, engineering, machining, you name it. We’ve run those as combined entities and structures.

So there is a lot to do around that for sure. But relative to the stranded cost, we want to think a lot more aspirationally than just stranded cost and it was a once-in-a-lifetime opportunity to architect something from the ground up about how you want to run it. And so I think the first step certainly is getting out the $100 million of stranded cost. But I think the plan you want to get to the blueprint of how we want to run the company going forward, which will be a bit different than we do today in that regard.

So the upside, I think there is TBD, but we look forward to telling you about that probably in early 2020. And Sue, on the $100 million, if you want to give some color on that?

<A - Susan K. Carter>: Yes. Absolutely. So - just thanks for that question. So one of the things that I would say on stranded cost is, in the mid-2016, we actually started some work on benchmarking G&A across the company and throughout the functions. So we’ve got a running head start at this. We understand our cost structures pretty well, and we know what we have to do in some of the different areas. This is absolutely a great catalyst for us to actually take that white sheet of paper and redo some of the things that we’ve been looking at.

And those stranded costs are going to be a combination of different things, where you might have additional systems cost, you might have additional costs that came from not having a specific identification for an allocation to a business. So in other words, you had people who were doing a specific function that now there is just less of that function. But I will tell you that there is a couple of different components to it. So it’s processes, it’s systems, it’s all of the elements including people that will make up that stranded cost and it’ll be across the corporate businesses as well as getting the best out of what we can get of the Remain-co type of assets.

So I think that’s a really important piece of all of this. But it does give us a great opportunity to just look and revise those things and use those things we’ve learned over the last couple of years and make everything simpler, make it less complex and just really provide a lift to all of our businesses and our end markets.

<A - Michael W. Lamach>: And it’s something we’ve got to do. We did this with the Allegion spin. We took it out. And then on the G&A part of the business, piece of the business, we’ve actually held G&A flat from 2016 and 2017 and in 2018. And in 2019, we’ll hold it flat against a dramatically increased revenue base. So the investment has been in the S, in the selling component. But I think as people might realize, the asset is a lot more variable because of the commission structure we use in the HVAC business, so it’s a lot more variable.

<Q>: And a little bit bigger-picture question. Maybe not up to 2030, but 2023, I think, we’re looking at a refrigerant change and some other environmental regulation changes. Are you guys looking to solve the refrigerant issue internally? You’ve got Honeywell and Chemours investing pretty aggressively to meet those targets. Is this something you’re going to do internal without participation from those guys?

<A - Michael W. Lamach>: So you’re talking about North America, you’re talking about unitary, which is only a small part of the regulatory framework going on in the world. So in terms of our 2023 plan, what we have now is the ability to work with a number of refrigerants at the efficiency levels that are specified. So we’re in front of that curve on that one. I think maybe more importantly, as you look at what’s happening with fluorine being eliminated from some of the molecules that go into refrigerants, you’re seeing that transition in 2024 at some places, 2030 in most other places. That I think is accelerating, and that’s even more exciting. I think there’s more opportunity there as well.

But I feel like that’s also part of the equation about why it’s expensive to be in this business if you’re behind the curve and why you can have an advantage if you’re ahead of the curve. But the furnace platform, which goes into effect this year, we were able to not only meet the change in the efficiencies, but we actually architected and design a whole new high-efficiency furnace platform at the same time. So we were able to take 20% of the cost out of the furnace while making a regulatory change. How we’ve behind the 8-ball like we were in the 2008, 2009, 2010 time frame, you couldn’t have done that. You’d have been rushing to skip through your product out of the marketplace, but we’re way out in front of it, as we will be in 2023.

<Q>: This is found time for you, so we’re probably going to end early. But just a thought on the coming of climate control pure play. Is it - does - one of the consequences, it does increase your sensitivity to certain industry variables, like your question to Steve on - your answer regarding weather sensitivity. And just how do you think about the portfolio that’s more concentrated that way in terms of variables like that?

<A - Michael W. Lamach>: Well, I would say that really kind of trading on weather patterns, good luck for investors that are trading on weather patterns. I think long-term investors understand that there’s a normalization of weather trends over time. On the actual cyclicality of the business, we’ve done so much to improve the current revenue piece of the business that we’re up near to 50% in the HVAC side of the - or on the commercial side of - of the house, which is a fantastic accomplishment over a long period of time that we’ve been working to make that happen.

Yes. Other than that, I think we see a bit more just seasonal exposure, the way we have in the past, but I think company is well positioned if we were to get into a bit of a downturn. The thing too about a downturn is in a downturn, if you get into mission-critical facilities, they’re going to be maintained. And if they’re going to be replaced, they’re going to be replaced with more expensive, more efficient, less greenhouse gas-emitting products and systems and controls around it. We’re also seeing this ubiquitous controls and equipment world we’re living in, and we’re seeing attachment rates that are 80% in mature economies and even 57% over the first quarter in China.

So just that as the system of being able to build really efficient product, have all the controls integrated with that, have a systems capability, the ability to sell with a sophisticated sales force, to be able to service it with your own people and then investing in all the analytics that surround that to be able to improve the business models, it really makes for a different business than I think the business we would have known 10 years ago for sure.

<Q>: Mike, I guess the first question would be, given the fact that you’re going to be a pure play soon, how do you think about your investment collectively and cumulatively in residential distribution? And do you think it changes your view? Or how do you think you think about company-owned distribution versus going the independent route? How do you think about the level of investment you need there, particularly with some of the technology investments that are going on?

<A - Michael W. Lamach>: Yes. We’ve had five-plus years of share gain in res, so we’re not changing a lot about what’s happening with distribution. We’re doing a lot more with digital and how we’re using technology to get to the consumer, and that’s been working out well for us. And I think there’s some interesting things we’re trialing now as it relates to logistics and distribution, about using technology to improve that. And the biggest logistics and distribution spend that we have in any one business in the company is in residential North America. So I think a tremendous opportunity to maybe impact favorably through productivity on logistic spend, but not a lot in terms of how we’re thinking about distribution changing.

<Q>: And then a longer-term question, non-residential construction, the applied commercial business. Obviously, there’s a big replacement market there but also some new - as the drivers of that market could change pretty materially, given the change in tax laws, some of those secular trends in education, I mean, how do you think about, if you have a different cycle coming in U.S. non-res and how do you deal with that?

<A - Michael W. Lamach>: Yes. I think that part of it is the service business for these mission-critical applied projects that we do invariably grows. It’s matter of is it one quarter or last downtrend which was severe, it was about four quarters before it really started to grow. But at the end of the day, you’re maintaining hospitals, universities, schools and extending the asset life and also, there’s an opportunity in performance contracting. We’ve done really well in performance contracting over the last, say, five years.

But in a downturn, you always see performance contracting taking off as customers may not have the capital to be able to spend. And so we’re able to really engineer an agreement that provides the capital with a savings pain for that over time, so with the service contracting attached to that. So I think we’ve got some tools to work with. One is certainly the service business, two is performance contracting, three is I think the length of whatever cycle we’re in North America is probably longer as it relates to availability of skilled labor. And I think we’re in front of it with a lot of what we’re doing around G&A and a lot of what we’ll do with simplification of the company going forward. So I think we’re in a really strong position here on the matter what the economy throws at us.

And when we think about a downturn, we just want to make sure that we are growing share in a downturn to - we’re investing in the downturn, just want to make sure that we’re sustainable. Because when - last time, when we came out, we came out strong because we invested in some pretty tough times.

<Q>: So I guess, thinking about your China business, and I guess to follow on to Andy’s question, if you just look at green building certification growth rates around the world, China is the second-fastest grower behind the U.S. Obviously, you’re gaining higher attachment rates, but if we were to see a slowdown on the commercial side in China, how do you think your equipment business would compare to the market growth rate? Would you be able to sustainably outgrow it?

<A - Michael W. Lamach>: Yes. One thing you have to be thinking about with China is, remember, it’s a five year plan. It’s like a goal deployment process in a really lean company. Every mayor, every province not only gets the goal, but they’re followed up with in terms of their action plan to achieve it. Clean air and clean water is not going to go away in China, and I think it will continue to be something to focus on. I was there a couple of weeks ago, and I could tell you just the number of green automobiles on the roads in Shanghai with the green tags on those. Think about a $15,000 additional tax for a combustion engine in a one or two year wait versus an immediate license and an $8,000 rebate for an electric vehicle, $23,000 swing.

You can see how the government is thinking about clean air and clean water and it’s translating perfectly through to the HVAC business as well. So - but again, the service business attachment rate matters because if there would be a pause in that, we’ve got a nice service business being built.

<Q>: And then it might be a little early, but when you think about the ClimateCo business, you’re going to be generating a lot of free cash flow and I think we’re all trying to figure out what the feasibility of targets are out there. If there’s nothing big, is there enough smaller stuff if you think about where you’ve been deploying your cash recently, it’s been more in the Industrial side of the house.

<A - Michael W. Lamach>: Yes. We stayed busy with some of the smaller bolt-ons. So the technologies have been great. We did some work, there is a big movement in Europe around the electrification of heating, meaning removing boilers from homes, look in the U.K., if you build a new home, I think after 2020, 2021 or 2022, you can’t use a boiler. That will permeate throughout Europe. So we bought a company that does ductless four-pipe system for all the leaks in the room, that’s a pretty cool thing, uses water and that has taken off. We bought that for a very small price. It’ll be a meaningful part of the portfolio for us. So we’ve done that. We’ve done some thermal storage because we think that buildings can be used as a battery, so to speak, and so we’re able to use thermal storage to help that. That was a great acquisition of a technology that we’ve put in to the channel.

Whenever we take a technology and bolt it in to the Trane commercial sales organization, it’s pretty powerful. Also, when we can bolt-on a service business where we don’t have it into the Trane service organization, that’s been a really strong deal for us as well. And I’d say the same with Thermo King as it relates to technology too. So we’ve done some electrification in Europe of trailers. We’ll continue to do more of that going forward. And some work that we’ve done as well around telemetry with moving the product and how to change product performance as it moves through different jurisdictions and geographies, so the telematics business as you would know it, those have been great.

But the semi-transformational stuff, look, there is a list out there that would be attractive to us, but again, at the right price. And then the transformational stuff, we’ll see where that goes. The main takeaway for this group, as we don’t need to do anything, so if we did something I hope it would be, in your view, very smart.

<Q>: Just a question to follow-up on China. What’s the dynamic between Tier 1, Tier 2 cities in terms of demand? If you could just tell us what’s been happening this quarter, maybe April?

<A - Michael W. Lamach>: Tier 1, Tier 2 in general, there’s no real difference. I mean the difference is Tier 3, Tier 4 cities probably, I think, you’re seeing increased investment there, we are seeing rail and subway really being extended, we are seeing, again, a five year plan on the infrastructure being fully invested in, so airport modernization, port modernization and a subway and rail system.

<Q>: More Tier 3, Tier 4, right?

<A - Michael W. Lamach>: Yes. Extending the rail. Those are actually really good businesses for us. They’re very long cycle businesses in terms of the time that you specify the project, time you ship or close the project. It’s really good - another big reason why we changed the sales force composition in China to be largely direct as to get after that. So not a lot between Tier 1 and Tier 2.

<Q>: Last night, it sounds like companies sort of expressed concern about the ability of U.S. companies to do business longer term in China. And it’s just not really related necessarily to the trade war, but exacerbated by the trade war, one of the speakers were sort of highlighting the fact that it’s harder and harder to win at these "competitive bids" of the Chinese companies favored. What are you seeing? And what do you think about your long-term competitiveness in China?

<A - Michael W. Lamach>: Well, we’re 100% China in China. We’ve got no expats in China, haven’t had an expat in China for probably seven or eight years. And the Trane business in China is really seen as being more of a Chinese company in the commercial space. We don’t compete in the res space. So we’re not seeing that. And we’re seeing that the government is actually interested in what we’re doing around our greening refrigerants and lowering energy intensity in buildings, and we don’t have a lot of domestic competition in that because it’s a fairly sophisticated product system and way to bring it to market and service it. So I think we’re in pretty good position there.

Thermo King has got an enormous opportunity in China, as you would imagine. And same thing there. There’s very little there we’ve got in terms of domestic competition in China at this point.

<Q>: Just - I think we can all appreciate, especially in Thermo King, where orders have been a little bit softer but there’s a lot of confidence that stems from the backlog. I guess thinking over the next few quarters, the commercial side of the house will probably go through something similar where the order comps get very tough. Do you have that same backlog dynamic to say, look, in 2020, you can kind of pick your time frame, we can still see a mid-single-digit type growth because of all the backlog visibility we already have? Is that kind of a similar scenario that could play out as comps get tough elsewhere?

<A - Michael W. Lamach>: Josh, to me the most important thing, what every PGT is tasked to do is grow share and grow margin at the same time. So to me, it’s kind of like almost, I wouldn’t say irrelevant, but once we’re winning in the marketplace, we’re going to win in the long run. We’ve had tough comps for three or four years, frankly. The only thing that is more difficult for us to be able to project are some of the size, little lumpy orders that come through. I mentioned some of the orders that we are seeing are very large. We booked a couple of hundred million dollar order in the fourth quarter last year. We’re looking at $200 million to $400 million opportunities elsewhere in the world today. We never would’ve seen those two years ago, so they’re lumpier.

<Q>: And then just on what has become I think a higher-tier service offering, you talk a lot about sustainability now whereas I think there was a lot more cycle discussion maybe past years ago. Is it hard to find the right talent to execute on those jobs?

<A - Michael W. Lamach>: That’s why retention and employee engagement are so strong. So we’ve never dipped below 95% retention over a 10 year period, and I’m really proud of that. Because I can’t imagine if we were at typically 88% or 89%, losing 10% to 12% in the workforce every year, it’d be incredibly difficult to figure out how to go support that. We’ve also been able to add technology to supplement what people do. You can think about service technicians or factories. So the work that you can do in advance of heading out to a service visit, it’s pretty amazing and the ability to transition customers to have us determine not the frequency of the visit, but take control of the asset itself, allows us to be able to go out and do the work when it needs to be done or if it needs to be done remotely or on site.

Those things have really helped us kind of manage through some of - and by the way, that will be a constant thing that’ll have to happen from here to the end of I don’t know when, investing in a technology to make people more productive. So it’s not about eliminating people, it’s about becoming more productive.

<Q>: Mike, with that, we’re out of time. So Mike, Sue, thank you guys.

An audio replay from a live streamed presentation at the 2019 Goldman Sachs Industrials conference was made available on the Ingersoll-Rand plc website on May 22, 2019. The following is a transcript of the audio replay:

Ingersoll Rand

May 15, 2019
12:20 PM EDT

Joe Ritchie:
Good afternoon, everybody. Hope you're all enjoying your lunch. Super-excited to have Ingersoll Rand as our keynote lunch speakers. We have Mike Lamach, Chairman and CEO; as well as Sue Carter, Senior Vice President and CFO. Mike's got a couple minutes of opening remarks, then I'll kick off the Q&A, but obviously we'll turn to the audience, as well.

So, with that, Mike, thank you for being here today.

Mike Lamach:
Thanks, Joe. Thanks for putting this on, for giving us a prime spot over the box lunches. We appreciate that. It's been a busy couple of weeks. We made an announcement a couple weeks ago that we were separating the two pure play companies, one in industrial. We focus on flow creation, merging with Gardner Denver through a Reverse-Morris Trust. We're excited about that, the potential that that has for the industrial businesses and the synergies that exist there. And then, clearly, excited about the ClimateCo coming out probably in about a year, once we get through the heavy lifting and all the separation activity that we've got to do. We've been integrating the company aggressively for about 10 years, so now we're paying the price on what we need to do to separate the company, as well, stand it up, help in the integration with Gardner Denver. And then, excitedly thinking about the climate company in a new way, going forward, so that's a once-in-a-lifetime ability to architect from the ground up really the structure of the company and think about how do we really design and the aspirational things we want to do across the company. So, we're going to use full advantage of that.

I would say that, for the IndustrialCo company, if you listened to Vicente Reynal from Gardner Denver, certainly a GDP-plus business, accented by our industrial business. But I think about the ClimateCo company, too, as being probably a multiple of GDP because we're at that intersection of energy efficiency and sustainability, where HVAC systems, both stationery and transport, contribute to about 15% of carbon emissions in the world today. If nothing else happened, if there were no regulations to change this, the glide path would have that at about 25% of emissions by 2030. So, we've got a unique opportunity, with the technologies that we have and the skill set that we have inside the company to impact that. Just alone, our company, by 2030, by selling what we already sell today into the market and holding the shares that we actually have, would be able to reduce carbon emissions in the world by 2% alone, our company alone. That whole purpose around the company and the sustainability message of the company is something that we're excited about, as well as, of course, restructuring it.

To an investor, it's important to know that we're going to continue to run with an operating system across the company and continue to make that a hallmark of what we do. From a capital allocation standpoint, you could expect the same sort of attention to the details around that investment in the business. We feel like we've got an advantage today. We want to make sure that we're investing for the long-term in these businesses, so investment in innovation, in growth, and in productivity will be the first thing we'll always do. Beyond that, with free cash flow, we're committed to a triple-B rating. We're committed to a strong dividend. In fact, we're holding the current dividend, $2.12, so the yield will be obviously much higher on the ClimateCo business, and we'll grow into that, over time.

We'll then pay down a little bit of debt that we took on with the PFS acquisition, and we will use the same methodology we've always used for allocating remaining cash between M&A and share repurchase, with the commitment to always controlling any dilution in the share count through some of the equity programs in the company. So, that's sort of the capital allocation story, going forward.

So, buried in all that news a couple weeks ago, we also had a really good quarter. I don't know if anybody noticed that, but we did, both top organic growth I think in the peer set, and EPS growth of about 27%. So, we were happy to see that continuing. And obviously, we're going to continue to operate the company in a very strong way and felt that we could change guidance, raise it for the high end of the initial range. It's a little bit unusual for us to do that in the first quarter, but with the strong result, the strong backlog and the good booking trends, going forward, we felt that we were in safe ground to be able to do that.

So, Joe, with that, I'll open up to your comments and questions.

Joe Ritchie:
Yes, Mike, thanks for the intro comments, and clearly you do have a lot going on right now, a lot of good things going on. And so, there was a question that I've gotten from a variety of different investors on the announcement with GDI, was "Why now," right? Clearly, today, you announced the closing of the PFS transaction. We're heading down that path to really start building the industrial business, and took a pivot, and so to the extent that you can maybe just talk about how the transaction came together and why now it made sense for you to go down this path?

Mike Lamach:
Yes. I would go back and say look over a 10-plus year period. We've done no less than five portfolio reviews with our Board, going all the way back to 2010. We would have had Gardner Denver on that portfolio review and that sort of screening at that point in time. Company was very different at that point in time, as well, and we'd just come through the Trane acquisition, and we were heavily involved in trying to make that work, generate some cash, and get the synergies out of that deal.

So, as 2012, '13 rolled around, it was clear to us at that point in time that the Allegion -- what became Allegion was certainly something that didn't require us to think about the synergies. It was a very different business. We knew it would trade at a very high multiple and, in fact, it's trading kind of where we thought we would have it. So, there was a decision made at that point in time to spin off Allegion. At that point in time, we were really deepening the integration within the industrial company around compressors and manufacturing, sourcing, engineering, you name it. And we knew from sort of 2013 forward we had about $150 million in dis-synergies if we were to separate the companies.

So, although we realized over time the sustainability stories were going to be different, perhaps the growth rates were going to be different, we were needing to overcome $150 million in dis-synergies, and so you needed a partner to do that, just to spin that out without a partner would have been pure headwind of dis-synergies plus the stand-up costs plus the one-time cost of separation. So, it really wouldn't have made economic sense to the shareholder for us to spin that off at that point in time.

So, as GDI kind of came through, KKR did a great job I think improving the business, and certainly the management team under Vicente's leadership has done an excellent job taking it forward. You've got really a perfect partner there, because we needed a lot of industrial mass in the compressor space to get the dis-synergies to go away, which essentially we're doing through that. And we also felt like it was a company that was probably under-appreciated anyway by the market as related to its energy exposure. We felt like the company was certainly more valuable than where it was trading. So, all in all, the timing came together at that point for us to really execute the spin, and the reaction's been very positive.

Joe Ritchie:
Yes. As it relates to the actual assets that GDI is getting, and obviously you guys will continue to -- or shareholders will continue to have a pretty substantial interest in them as well, and you think about the synergies, where do you think that there's opportunities for those margins to grind higher now that you're basically forecasting, call it, 600 to 700 basis point difference in (inaudible)?

Mike Lamach:
Yes. As we were going through the early discussions with Gardner Denver and we both did some independent ground-up work on the synergies, and then kind of came together and discussed where we thought they might be, they were remarkably close together. So, I think both companies saw the same opportunities. So, I think sort of the earliest synergies would be in the area of procurement. You're getting now really businesses of scale coming together, and we think there's a considerable purchasing sourcing opportunity there.

From a manufacturing standpoint, I think there's a really nice fit between the companies, and there's an opportunity to consolidate not only the footprint, but to make different insource-outsource decisions about some of the things that we do. As an example, we do a lot of machining in-house. They do a lot of external machining. We can come to a best model there, I think, and figure out, as an example, what that might look like as well.

And then, even from a product development and innovation standpoint, the companies are very complementary in terms of what they do, but I think that there is a lot more that could be done on the development side. As an example, GDI didn't have a lot of exposure to engineering centers outside of its core operations, and we would have had engineering centers in India, China, Prague, as an example, with full test capabilities. So, not so much of a labor arbitrage, although there is a labor sort of advantage to doing that, but 24/7 engineering with really great capability in the compressor space should be additive to that equation, as well.

And then beyond that, from a G&A standpoint, much like you can white-sheet the ClimateCo company, I think the industrial company, when you think about it, industrial companies that are many-branded, multi-branded, multi-distribution outlets tend to be more decentralized. Companies perhaps like ClimateCo, where you've got dual-brand, Trane and TK, you've got very dense consolidated manufacturing footprints, you've got very dedicated distribution, TK is 100% third-party distribution but 100% loyal to TK. With Trane, commercially it's moving much more toward an owner -- us being the owner and directing that model. So, you end up with different cost structures.

So, I think the real opportunity in the G&A side, or the SG&A side, is to look at the margins in the industrial business, move up to really best-in-class combined margins with GDI, and we're excited about the opportunity for shareholders to participate in that, as well.

Joe Ritchie:	What does that mean for you, ClimateCo? Have you picked a name yet?

Mike Lamach:
It's so funny. We've got a lot of feedback on that, so I appreciate that from all the shareholders who have a point of view. Employees have given us a point of view, and it depends on if you work for Trane or Thermo King, but you can guess what the answer is on that. So, we'll come out with one soon, and we'll come out really at the time we launch with a really clear picture of how we want to operate and run the company, what the blueprint for the business will be.

We're going to go through a period not only now through the close, but from the close through a transition, sort of supporting the transition to the IndustrialCo business. But I think by 2021, end of 2021, not only will the blueprint be in place and we'll be executing against that, but we'll have, I'm sure, if not most, we'll have all of those transition services crossed out, as well. So, it's exciting.

And then, I think about ClimateCo as having a really, really sharp axe that chops a lot more wood and does it a lot faster. And I think that that's an opportunity in this space for us to continue to be a leader.

Joe Ritchie:
And does it change, like, how aggressive you can be with where you're investing your dollars? Because your portfolio decisions now are -- I don't want to say more limited, but they can be more focused because it is ClimateCo. And so, maybe talk through that a little bit.

Mike Lamach:
I think focus is a big deal on that. I never felt like we were missing the big opportunities, but it makes the bets you're placing all the much more important to be successful with. I think it changes some of the accountability inside the company around what we expect from teams at this point in time. I think it takes our whole PGT process, our Product Management Growth Team process, to a different level. We can actually run the company through that PGT process, which has been a big growth driver competitively for us, and I think we'll continue to see that.

But a lot of elements will be the same. The purpose of the company, sort of values, the operating model of the company, those things are going to remain absolutely consistent.

Joe Ritchie:
Yes. And then, I have to ask this question, as well, because I've been getting this question a lot from investors, too. So, there's been a ton of conversations around potential consolidation in the HVAC space. You mentioned earlier your comment around higher multiple on ClimateCo being a pure play. Does this change the dynamic at all between what's happening in this space, or what you expect to happen in this space?

Mike Lamach:
Not really. It doesn't change any of -- how we think about it. In our minds, we've got really a best-in-class climate business today. We're going to make it better. We really don't have any glaring holes in terms of technologies or geographies. The geographies we plan, we try to segment the pieces of the business we want to participate in. So, as an example, we're in the residential business in the U.S., but in other parts of the world, we're focused on more of the applied sophisticated systems business, and that works for us.

So, I don't think anything changes there. I do think that we've been a source of -- inventors and different people with innovative ideas coming to us in the past, I think that may increase, and our ability to respond faster to some of those ideas I think is going to be additive to that to us, as well. Some of the technologies that we've been able to bolt into the company in the last, say, three, four, five years have really been outstanding, and so we're seeing great value in some of the -- either technologies or the IP, some of the ideas that come into making building systems more efficient. We'll continue to consolidate some of our distribution base that does services commercially, so we'll tuck two or three of those in a year like we've been doing, as well. But on the more transformational front, it doesn't really change anything.

Joe Ritchie:
Maybe shifting gears a little bit and talking about ClimateCo, and specifically resi, I know there have been some concerns, as the year had progressed a little bit, that we could be getting closer to peak on the resi cycle. Love to take your -- I'd love to get your take on that, what you're seeing from an end-market perspective, and how much more room we have to run here in the U.S.

Mike Lamach:
Yes. There was some market commentary around softness in the fourth quarter and first quarter. We didn't see any of that at all in the fourth quarter and first quarter. The residential new furnace standards come in in July. We had happened to be done with that in the fourth quarter, and we just didn't do a furnace launch of higher efficiency. We actually re-launched -- we launched a whole new platform. So, we did the VA, the VE, and all the efficiency changes at the same time, so we didn't get any kind of spikes or pull-forward in the business associated with the furnace business. But it's chugging along, and it's really not showing any signs right now of weakness.

Joe Ritchie:
If you think about that business longer-term, a lot of that business is replacement-driven. It tends to have fairly good pricing power. Maybe talk about the dynamics. What do you expect to see over the next, call it, three to four years with that business?

Mike Lamach:
Well, to your point, some point in time you probably do see less new construction. For us, it's been largely 85-plus from the businesses, of the retrofit business for us, as well. We don't do a lot in the new construction market. So, I think we'll continue to refresh where we need to in terms of the platforms. We'll continue to focus investments on the digital side of what we're doing there in terms of converting consumers over to the brand. It's been very successful for us. We'll continue to fine-tune the distribution network, and probably some of the investments we'll make will be around warehousing and distribution and using some of the technologies that we're experimenting with today to have a much more efficient distribution footprint than we have. So, I think there's opportunities from a productivity standpoint, as well as continuing to have a bit more resiliency because of our focus on the replacement business versus new construction.

Joe Ritchie:	On the distribution side, does that mean more owned distribution?

Mike Lamach:
No, we're fairly agnostic around that. We want share in margin, so we're a bit agnostic as to whether it has to be company-held or independent distribution. Independent distribution, it needs to be our brands. It can't be sort of a house of brands. That's important to us in that regard. But we're a bit agnostic between the two. But it does mean using more technology, more of an automation for how we're flowing and filling warehouses and really reducing distribution costs across the company, as well. I think we're running that business pretty much at the benchmark EBITDA levels now, and it's just amazing as we look at what's next. There's still a lot of upside in just the cost of logistics and distribution for us.

Joe Ritchie:
As you think about outside of the U.S. and cooling demand potential in places like China and India, does it make sense for you to continue to make investments in those regions, either on the -- I mean, I know you're there on the commercial side. You're less so there I think on the residential side, but maybe some comments around that would be helpful.

Mike Lamach:
Yes. I'd say we have no interest in investing on the residential side of those markets. For us, the game isn't around air conditioning density. For us, it's really in the commercial application requiring service, more sophisticated services, utilizing the talent we have in the channel, our direct channel, to be able to take systems to market. And then, those systems requiring service, it's important for us to build out the service footprint in those regions to be able to do that. There's plenty for us to do on the commercial side. But I don't see us investing in the residential side of the business.

Joe Ritchie:	So, maybe just an update on what's happening--.

Mike Lamach:	--Yes, Joe, we do some residential, it's almost by accident, because the brands are strong, but it's not as if we're out trying to create residential products and investments, yes.

Joe Ritchie:
That's good clarification. Mike, a couple years ago you talked about getting -- really, like, entering tier three, tier four cities in China. There was -- the penetration was great. But when you're getting into new cities and adopting, like, a higher spec level, sometimes it's a bit more difficult to get price. So, talk through how the pricing dynamic is working in tier three, tier four cities, and then the service tail associated with that, as well.

Mike Lamach:
Well, it's timely, because between the announcement we made and today, we were in China and Asia for last week. And I can tell you, it's exceeded all expectations around that strategy and the penetration we're seeing. The number of specs we're writing is up twofold from what it was before. Project visibility close rates are up across the board. So, couldn't be any more delighted.

And then, interestingly, we look at something called the linkage rate from equipment to service. And I remember when we acquired Trane, and even in the first couple years, that the linkage rate of equipment to service would have been, like, in the teens, and as of last quarter it was 57%.

Joe Ritchie:	Wow.

Mike Lamach:	So, that's just dramatically moving toward mature market metrics of 80%-plus linkage.

Joe Ritchie:
Got it. One question from me, and I'll open it up to the audience. Another point of feedback I think from the most recent quarter has really been around the order trends, right? So, at the portfolio level, you saw negative trends, but if you dug in deeper, clearly North America resi and commercial HVAC looked good, seeing obviously really tough comp on the truck and trailer business. And so, talk to us a little bit about how you see the order trends on your -- like, the core North American resi and commercial business trending as the year progresses, and do we get then a normalization in 2020 on truck and trailer?

Mike Lamach:
Yes. I think your first thing is -- first of all, we're coming off extraordinary growth rates in '18, so anything in the mid to high single digit is certainly an accomplishment for '19. And we saw that in all the HVAC markets that really matter to us, so think about North America, Europe, Asia. We saw mid to high single digit growth there.

The reason the headline was lower was just this phenomenon in TK, which had to do with customers lining up to get refrigerated units for trailers North America and auxiliary power units, and that was fundamentally driven by the Class 8 tractor OEMs having firm quotes and the trailer manufacturers looking for firm quotes from their customers. And so, those same customers that buy auxiliary power units or refrigeration units were lining up in our queue. They didn't need to. We can still ship a product in 10 days or something, okay, if they wanted it, but they -- sort of loading up orders and giving us visibility that matched the trailers into the Class 8 tractors. So, we ended up with something I've never seen before, which is a year's worth of visibility for North American trailer backlog and a year and a half backlog visibility in auxiliary power units.

So, from a revenue perspective, it's just chugging along at kind of a mid-single digit growth at great margins. But from a booking standpoint, it's showing obviously distortion there. But the key point to remember is the global HVAC markets are mid- to high-single digits across the board and that it continue to be strong.

More importantly, we've got visibility into the pipelines, which our systems have become much more sophisticated over the years to be able to capture everything we're looking at, everything that's in the concept phase all the way through to the quotation or expecting award phase. And those pipelines look really healthy. If anything, what I would tell you is some of the size of the individual projects we're seeing, I've never seen projects that large before. And so, that's different. We're seeing more $50 million to $400 million projects, which we've never -- I mean, largest project we ever booked was fourth quarter of '18, was a couple hundred million, and now we're even seeing projects larger than that.

So, that is actually entire cities or districts or campuses, converting entire campus environments over to more energy efficient, more greenhouse gas-friendly. Products and systems are becoming less dependent on the grid, or having some sort of back-up power capability. And that's a new growing trend, mostly institutional. In fact, it's all institutional.

Joe Ritchie:	Does that change the risk parameters or the pricing, given the projects are so much larger and complex?

Mike Lamach:
Well, when they're large like that, it's actually a bit easier for us in that we price the kitchen sink into the project. There's no -- generally gross margins or the contribution margins. There's really nothing that we don't price into that project.

And then, from an execution standpoint, we've been doing large projects for a long time. And so, a key to large projects is chunk it out into smaller projects and execute against those. So, we've got a pretty good -- a really good track record against the project execution part, so not so worried about that.

Joe Ritchie:	Open it up to the audience. Here in the front?

Unidentified Participant:
Yes, just a question that comes out of your conversation. These large projects, and also the ones in, let's say, China, et cetera, are the margins better, the same as they are for the regular business? That's one. And the second thing is you're saying high to -- mid to high single-digit growth rates. You guys think you'll grow faster than that, slower, or what's your view on your growth rate? So, margins and growth rate.

Mike Lamach:
Yes. So, first of all, I would say the contribution margins on the large projects are accretive to the overall margins of the business. It'll distort the gross margins a little bit because we're costing everything into the project, but we generally aren't looking for anything that's not accretive to the net margin -- to the operating margin.

So, what we're also looking at is generally these larger projects come with very long-term service agreements, and so we're making sure that we're pricing those in and making sure that any kind of guarantees that come with the agreement are contingent on that service capability. So, we're building an automatic service annuity to the much higher margin even in fact than the equipment base. So, the answer to the first question is yes, it's accretive to what we're doing.

So, yes, we've been growing probably twice or three times the market rate. So, when I say mid- to high-single digits, that was probably twice what the market was last quarter. So, that's our growth rate, not the market growth rate.

Unidentified Participant:	Thanks.

Joe Ritchie:	Jerry?

Jerry:
Could you -- if you look out maybe five years, maybe five years or more, do you see any technological trends that you think could have a significant impact on the future of the business five years from now? Or are they just kind of going to be incremental changes from the things you see today?

Mike Lamach:
No, we're planning on some pretty large changes. I think you'll see the electrification of transport refrigeration so that the refrigeration cycle wouldn't have a diesel engine in it. So, not the diesel engine powering the Class 8 tractor, but the diesel engine powering the refrigeration unit. I think you'll see that be electrified. So, power electronics and the ability to manage power through these systems will become very important to us.

I think you'll see the electrification of heating in Europe, moving away from boilers; again, the greenest place on the planet moving aggressively toward reducing greenhouse gas emissions. I think that regulations across the globe are going to continue to push all the technology and innovation around next-generation refrigerants. And because those refrigerants by nature are not as efficient in systems, it causes a tremendous amount of investment from the OEM, like us, to make them more efficient in the system.

And so, in this quest for efficiency with environmental-friendly refrigerants, there's an investment there that'll continue to be important. And if you stay ahead of that curve, Jerry, it'd be great. And if a company falls behind that, it's really tough to catch up.

Joe Ritchie:
Any other questions from the audience? I can keep going. So, NewCo, ClimateCo, whatever we're going to call it, how do we -- how should investors -- how should we be thinking about the cyclicality of this business?

Mike Lamach:
Well, for the reasons I mentioned, it's very difficult. When people ask me sort of where we are in the cycle, I ask them sort of what business first, TK, Trane, and then is it Res or Commercial, is it North America, where is it, because it's a global business, and we see different cycles. But one thing we see is this tailwind that's real around the regulations for efficiencies and the regulations for greenhouse gas emissions. And so, anything that we're doing is requiring more sophisticated, more expensive equipment and systems to manage it. It's being linked to service. And all the controls and diagnostics and analytics around it are important for managing the system in its lifetime.

So, these things are driving the service business, and the macro trends are driving the equipment business. And so, I think, no matter what the economy is overall, you're going to outgrow the economy just by virtue what's happening from an emissions perspective and from a regulatory perspective. Throw the service business on top of that, which is about half the HVAC business, and I think it's a built-in resiliency that we didn't have in the past. We would have 30%, 35% kind of service mix, and today we're about 50% service mix in that business.

That resiliency is important because, if customers can't afford new equipment, new assets, its important extend the life of these assets. This is also why, if you're in a residential setting, maybe somebody replaces, maybe somebody doesn't. But if you're in a hospital, you're in a military site, you're in a pharmaceutical manufacturing plant, even a college or a school, you're going to fix the equipment, if not replace it. And so, we will see in a downturn in the economy, we'll see the service businesses really outgrow by a long shot the equipment business.

Joe Ritchie:	I think in the past, you've said -- you've tried to -- you guys are going to try to keep decrementals consistent with gross margin, so call it in that, like, low 30s range. Is that still--?

Mike Lamach:
--Yes, absolutely. We pressure-tested that. We continue to do that. And I think that, in fact, I think what we're doing with sort of white-sheeting ClimateCo, going forward, some of the ideas we have, if there is something looming on the horizon, I think we get in front of it.

Joe Ritchie:	ClimateCo's going to have a good balance sheet.

Sue Carter:	It's a very good balance sheet.

Joe Ritchie:	What do you intend to do with it, Sue?

Sue Carter:
Well, we're going to continue to grow the business. We're going to continue to invest in the business. And one of the things that makes that strength possible is the great cash flow that we generate as a business. So, you see the returns that are happening on the basis of the investments that we're making, so we're building the earnings. We're building the cash flow stream. We're building the cash flow ROIC. And all of that allows us a lot of flexibility with what we're doing.

And when you look at that balance sheet, and even as we took down some debt for the PFS acquisition, and we go through the transaction and get the $1.9 billion dividend, we are still not highly leveraged in any way on a gross debt to EBITDA basis. So, lots of flexibility, lots of optionality. And I think the other part that's important is the business -- actually both of the businesses, since we're shareowners in the new industrial business also, both of the businesses are great cash flow generators. Both of them are not capital-intensive.

So, when we talk about RemainCo having CapEx that's 1% to 2% of revenue and working capital that's 3% to 4% of revenue, those metrics don't really change. The only thing that really changes for us, and operating cash flow is still going to be terrific in the Climate businesses, net free cash flow will be at or greater than 100% of net income actually in both businesses, I'll just point out also. And so, lots of flexibility, lots of optionality in all of those things. And we're just going to continue to grow with all of that and invest in the right places.

Mike Lamach:
Just to add, I think we're optimized around triple-B. I think that's where we want to be optimized. And I think gross debt's, like, 2.6, and net debt's, like, 1.2, so a lot of optionality even within the triple-B rating, which we could move into the mid-threes before stressing that.

Joe Ritchie:
And that begs a follow-on question to Jerry's question earlier around the opportunity over the next five years. Is there something in ClimateCo's portfolio that you don't have today that you think you may need to acquire or build organically, invest in organically in order to take advantage of those trends?

Mike Lamach:
Yes. I think about M&A in really three buckets, the first being what I consider to be bolt-on. And they generally tend to be technologies. It could be we added a thermal storage business or electrification of transport refrigeration in Europe, or we've added telematics, a rental business, those sorts of things, or adding distribution that does service.

Then, you've got these things which are, I say, somewhat transformational in that it could be sort of a larger company. I mean, if you think about the HVAC space, there's four large companies and there's 11 small companies in the space. And to the extent there'd be consolidation there, we would look at that, and certainly that would be an option for us.

And then, finally, there's always the transformational opportunities, which I've always said probably any of the four companies can do what they want to do so long as they cooperated in doing that. And even if you weren't involved in that, I think there's opportunity as it would relate to divestitures that would occur through that to pick up bits and pieces. But the nice part for us is we don't have, like, holes or gaps that we have to fill, so we can be very selective about these things and make sure that they really are accretive.

Joe Ritchie:
Going back to the audience. Any questions from the audience? All right, I'll keep going. Sue, so I always ask you the obligatory price-cost question. So, off to a good start for the year. I know the guidance for the year is, I think, 20 to 30 basis points. So, maybe kind of talk us through the puts and takes for that.

Sue Carter:
Yes. So, what we've talked about on price-cost is running the model that we've always run in the company, which is making sure that we have line-of-sight to our costs and make sure that we're pricing appropriately. Now, in the environment that we've been in with tariffs and trade and a few of those items, I think we demonstrated in 2018 that we had the ability to continue to run through our business operating system our -- get a view of what your costs are and price appropriately. And as you saw, we built on the pricing and the difference between price-cost as we went through 2018. And then, you saw that that price actually continued to stay with us and be a contributor in Q1.

As you look at what happens when you move through the year, you're going to get some of that pricing lapping each other, right? So, some of the big price was in the second half of 2018, so the comps get a little bit tougher. But I think when you think about Ingersoll-Rand and what we've been doing, is really paying attention to understanding the costs in the business, pricing appropriately, not trying to speculate, not trying to get ahead of it, and that just naturally nets you out the 20 to 30 basis points, and we think that that's what'll happen throughout 2019 also.

Mike Lamach:
We feel good about 2019 and having that positive spread. And as we contemplate the next wave of $300 billion and try to understand the lists, try to understand what we change in the supply chain, trying to think about what exclusions, if any, we would apply for through Commerce, and then figure out what that sort of gross cost really is, we'll then work toward putting pricing into the market commensurate with whatever that is. But even this 10% to 25% increase that is in effect, we had that locked and loaded. It's implemented, so we're ahead of the cost curve there. So, the only thing we can't do is we can't price for things that haven't happened, so we can't price the $300 billion latest tranche until we have the definitive response that's going to happen.

Joe Ritchie:	Sure. So, Mike, I've been closing with this question with all the companies that I've talked to today. What are you hoping to be able to say to us a year from now when we're sitting here again?

Mike Lamach:
Well, personally what I'd hope is you'd see it's about 11 or 12 years of doing what we say we're going to do, and we've been consistent with that and consistent with our strategy. So, it would be, in my mind, success isn't the flash in the pan. It's really sitting up here one more year and saying we were top quartile in the metrics that matter to shareholders. And by the way, we look at metrics that matter to employees and customers the same way, so it's just not shareholders. But I'm proud of the metrics that matter. We've been able to do that for the last 10-plus years, and one more year would be a good thing.

Joe Ritchie:	Awesome. Mike and Sue, thank you so much for being here today.

Mike Lamach:	Thank you.

Sue Carter:	Thank you, Joe.

Mike Lamach:	Bye, Joe.

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.